ORLEN

02015496

SEC file: 82-5036

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED FEB 25 2002

SUPPL

Płock, January 9th, 2002

To whom it may concern,

With reference to Information Reporting Requirements of PKN ORLEN S.A. for the Securities and Exchange Commission please find enclosed PKN ORLEN's current reports No 1/2002 to No 6/2002.

Should you have any questions do not hesitate to contact the undersigned on: +48 24 365 51 41 or mobile: +48 607 325 405.

PROCESSED
MAR 05 2002
THOMSON FINANCIAL

Yours sincerely,

Paweł Wochowski
Investor Relations Department

dlw 2/27

Announcement Details

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Wholesale Contracts
Released	08:36 02 Jan 2002
RNS Number	3516P

Full Announcement Text

RNS Number:3516P
Polski Koncern Naftowy Orlen S.A.
2 January 2002

Current Report No 1/2002 as of January 2, 2002

PKN ORLEN S.A. Announces PLN 3 521 496 000 of Wholesale Contracts

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, has announced that on December 31, 2001 wholesale agreements were concluded for the sale of gasoline and diesel oil over the coming year.

* BP Polska Spolka z o.o. to purchase gasoline with an estimated value of PLN 1,582,767,000.00 for delivery during 2002
* SHELL Produkty Polska Spolka z o.o. to purchase gasoline with an estimate value of PLN 1,217,906,000.00 for delivery during 2002
* STATOIL Polska Spolka z o.o. to purchase diesel oil with an estimated value of PLN 720,823,000.00 for delivery in 2002.

In the event of a failure to supply fuel in question PKN ORLEN will be charged 8 per cent of net (free of excise tax) value of undelivered fuels.

About PKN ORLEN

PKN ORLEN. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

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Announcement Details

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Change in the Initial Capital
Released	15:20 03 Jan 2002
RNS Number	4468P

Full Announcement Text

RNS Number:4468P
Polski Koncern Naftowy Orlen S.A.
3 January 2002

Current report 2/2002 dated January 3rd, 2002

PKN ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that on 3rd January 2002 it was notified about registration of a change in the initial capital in Sanatorium Uzdrowiskowe Krystynka Sp.z o.o. in Ciechocinek ("Krystynka Spa"). The registration took place in Sad Rejonowy w Toruniu, VII Wydzial Gospodarczy Krajowego Rejestru Sadowego ("District Court in Torun") on 19th December 2001.

The initial capital was raised from PLN 100,000 (one hundred thousand) to PLN 2,295,000 (two million two hundred and ninety five thousand) through contribution to Krystynka Spa of properties and lands which this company had on lease so far. In the accounting records of PKN ORLEN the book value of assets raised as a contribution-in-kind amounts to PLN 1,446,399.36 (one million four hundred forty six thousand three hundred and ninety nine zlotys thirty six groszy)

After the change in the initial capital PKN ORLEN increased its holding in the company from 51% to 97.86% and can execute the same number of votes at the general meeting of shareholders. The employees of the company hold the remaining 2.14% of shares.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

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Announcement Details

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	BBB Rating for PKN ORLEN SA
Released	15:16 04 Jan 2002
RNS Number	5096P

Full Announcement Text

RNS Number:5096P
Polski Koncern Naftowy Orlen S.A.
4 January 2002

Current report 3/2002 dated January 4th, 2002

PKN ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, informs that Fitch Ratings Limited ("Fitch") has assigned Senior Unsecured Debt and Short-time ratings of 'BBB' (triple-B) and 'F3', respectively, to PKN ORLEN. The Rating Outlook is Stable. It is the highest rating attributed to a Polish industrial company.

The ratings reflect PKN ORLEN's strong market leadership in Poland, relatively low debt levels and strong coverage ratios, as well as recent refinery restructuring, which makes it one of the region's best-equipped facility.

The ratings also point to the fact that PKN ORLEN intends to spin-off its production of polymers into 50:50 JV with global polyolefin leader Basell NV resulting in a reduction of risks associated with expansion of petrochemical production.

The Fitch's rating also reflects the absence of exploration and production operations in PKN ORLEN's business profile, as well as the reliance on only one refining complex.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

Announcement Details

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	PKN's New Contract with KBC
Released	15:20 04 Jan 2002
RNS Number	5100P

Full Announcement Text

RNS Number:5100P
Polski Koncern Naftowy Orlen S.A.
4 January 2002

Current report 4/2002 dated January 4th, 2002

PKN ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that on January 3rd, 2002 PKN ORLEN went into a service agreement with the U.K. based KBC Process Technology Ltd. ("KBC").

The agreement will be realised throughout 2002 and follows the Profit Improvement Program ("PIP") carried out on PKN ORLEN's facilities in co-operation with KBC in 1999-2001.

The PIP's objective was generation and implementation of the processing improvements aimed at lowering of the production costs by USD 0.40 per barrel of processed crude. The Program's results have been fully achieved.

The new service agreement foresees production costs to be lower by USD 0.10 - 0.15 per barrel of processed crude.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

Announcement Details

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	PKN's contract with ABB
Released	17:49 04 Jan 2002
RNS Number	5332P

Full Announcement Text

RNS Number:5332P
Polski Koncern Naftowy Orlen S.A.
4 January 2002

Current report 5/2002 dated January 4th, 2002

PKN ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that on January 4th, 2002 PKN ORLEN entered into an agreement with ABB Lumus Global GmbH ("ABB") with its head office in Mainz-Kastel (Germany) for comprehensive intensification of Ethylene Cracker II in Plock's complex. The investment will allow increased ethylene production from 360 tt/y to 660 tt/y and increased propylene production from 130 tt/y to 315 tt/y. The investment is planned to be completed by the end of 2004. By this time the current production level of ethylene and propylene will remain unchanged. The final stage of the intensification will be performed during scheduled overhaul of the existing cracker at the end of 2004. The estimated value of the contract is PLN 650 m (six hundred fifty million).

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

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Announcement Details

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	PKN's operating data
Released	07:00 08 Jan 2002
RNS Number	6106P

Full Announcement Text

RNS Number:6106P
Polski Koncern Naftowy Orlen S.A.
7 January 2002

Current report 6/2002 dated January 7th, 2002

PKN ORLEN's retail sales

PKN ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces today that PKN ORLEN's retail sales by volume were as given below:

* 4Q 2001 vs. 4Q 2000 - 106%;
* 1H 2001 vs. 2H 2000 - 104.7%;
* 2H 2001 vs. 1H 2001 - 117%

In 2001 estimated throughput of crude oil was 12.2m t, white products yield reached 80%, i.e. 2% more than in year 2000. Production of gasoline was 3.18m t, diesel oils 2.8m t, and ekoterm - light heating oil 1.87 m t.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

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ORLEN

SEC file: 82-5036

RECEIVED FEB 25 2002 143 SEC MAIL PROCESSING SECTION WASH. D.C.

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Płock, January 7th, 2002

To whom it may concern,

With reference to Information Reporting Requirements of PKN ORLEN S.A. for the U.S. Securities and Exchange Commission please find enclosed PKN ORLEN's current reports from 85/2001 to 88/2001. Number 88/2001 was the last report released in 2001.

Should you have any questions do not hesitate to contact the undersigned on: +48 24 365 51 41 or mobile: +48 607 325 405.

Yours sincerely,

Paweł Wochowski
Investor Relations Department

Announcement Details

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Current Report No. 85/2001
Released	18:30 26 Nov 2001
RNS Number	7290N

Full Announcement Text

RNS Number:7290N
Polski Koncern Naftowy Orlen S.A.
26 November 2001

Current report No. 85/2001 dated November 26, 2001

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby announces that on November 26th, 2001 it was informed that The Polish State Treasury, appointed Mr Slawomir Golonka to a member of the Supervisory Board of PKN ORLEN. The appointment was made according to the Company's Statutes, under par 8, item 2, point 1.
Mr Golonka replaces Mr Andrzej Tuszynski.

Mr Slawomir Golonka was born on August 20th, 1955 in Tarnow. He was graduated from The Warsaw School of Planning and Statistics (currently The Warsaw School of Economics) at the Faculty of Foreign Trade. At the moment he holds the position of adviser in BRE Bank S.A. Previously he was the Vice President, Marketing and Sales Director in Polkomtel S.A., the operator of Plus GSM. In 1989-1996 he was the authorised manager and then Vice President of the Management Board in Brinkmann & Lendwehrmen Investment Banking, and then Management Focus, International Consulting Group. Mr Slawomir Golonka started his business career in 1980.
Currently he is the Chairman of the Supervisory Board of NFI Jupiter S.A., and previously he was a member of supervisory board among others in Rafineria Gdanska S.A., CPN S.A., APC Metalchem.
Mr Slawomir Golonka is not involved in any competitive activity towards PKN ORLEN.
The number of PKN ORLEN's Supervisory Board members remains unchanged and comprises of 9 persons.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

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Announcement Details

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	2002 Results Schedule
Released	15:55 27 Nov 2001
RNS Number	7821N

Full Announcement Text

RNS Number:7821N
Polski Koncern Naftowy Orlen S.A.
27 November 2001

Current Report No. 86/2001 dated November 27, 2001

Dates of release of PKN ORLEN's financial statements in 2002

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN"), Central Europe's largest downstream oil company, announces today that the dates of release of PKN ORLEN's financial statements in 2002 will be as follows:

1. Quarterly, non-consolidated

Q4 2001	-	14.02.2002
Q1 2002	-	30.04.2002
Q2 2002	-	05.08.2002
Q3 2002	-	04.11.2002

2. Quarterly, consolidated

Q4 2001	-	01.03.2002
Q1 2002	-	15.05.2002
Q2 2002	-	14.08.2002
Q3 2002	-	14.11.2002

3. H1 2002

PKN ORLEN's consolidated statement, including non-consolidated figures, will be published on 18.09.2002

4. Annual statements

PKN ORLEN's non-consolidated for 2001	-	25.03.2002
PKN ORLEN's consolidated for 2001	-	18.04.2002

... to par 42, item 1 of Ministry Decree dated

periodical information as well as time when such information is bound to be forwarded by issuer admitted to public trading (Official Journal of Bills No. 163, item 1160).

About PKN ORLEN

PKN ORLEN. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland

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Announcement Details

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re ORLEN Petrogaz
Released	14:53 30 Nov 2001
RNS Number	9920N

Full Announcement Text

RNS Number:9920N
Polski Koncern Naftowy Orlen S.A.
30 November 2001

Current report No. 87/2001 dated 29 th November, 2001

Opening of liquidation proceeding of ORLEN Petrogaz Nowa Brzeznica Sp. z o.o

Polski Koncern Naftowy ORLEN ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that it was informed about submitting the motion on November 29th , 2001 to Sad Rejonowy dla Lodzi - Srodmiescie w Lodzi, Sad Gospodarczy XX Wydzial KRS I sekcja, ("District Court in Lodz") concerning opening of liquidation proceeding of Sp. z o.o. ("ORLEN Petrogaz Nowa Brzeznica")

Mr Marek Ziach was appointed a liqiudator.

PKN ORLEN holds 51,99 % stake in ORLEN Petrogaz Nowa Brzeznica.

The liquidation is in line with the restructuring programme of PKN ORLEN Capital Group including liquid gas (LPG) distribution network.

About PKN ORLEN

PKN ORLEN. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

Announcement Details

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Disposal Agreement
Released	15:33 20 Dec 2001
RNS Number	0492P

Full Announcement Text

RNS Number:0492P
Polski Koncern Naftowy Orlen S.A.
20 December 2001

PKN ORLEN S.A. sells shares of P.U. "Zielen" Sp. z o.o.

Current Report No 88/2001

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN"), Central Europe's largest downstream oil company, announces today that on 20th December 2001 it signed an agreement with the president of P.U. "Zielen" Sp. z o.o. ("Zielen") Ms Jadwiga Piesz and an employee of "Zielen" Ms Magdalena Kanigowska regarding the sale of 331 shares of 'Zielen' (22.07 % of initial capital of the company).

The sale price amounts to 617 PLN for each share (total 204,227.00 PLN).

Currently PKN ORLEN doesn't own any shares of "Zielen", so it isn't an associated company of PKN ORLEN Group any more.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

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